Idaho Tax-Exempt Fund

November 30, 2001 Report

Fellow Shareowners:

For the year ending November 30, 2001, the Idaho Tax-Exempt Fund provided a total return of 7.4%. Bonds again performed better than common stocks (the S&
P 500 Index’s total return was -12.7% for calendar 2001), and investors placed new money into municipals. The Idaho Tax-Exempt Fund’s assets increased 17% to $6.6 million.
The events of 2001 include the September 11 terrorist attacks, the Afghanistan war, recession, a sharp bear market for stocks, and spectacular corporate demises. In addition to dealing with loss of life, property, livelihood, and peace of mind in the wake of these events, many investors endured steep equity declines.

Bonds made gains. The Federal Reserve cut short-term interest rates 11 times to their lowest levels in 40 years, boosting bond prices. Increased demand for bonds from shell-shocked equity investors and the U.S. Treasury’s announcement that it would stop issuing 30-year bonds also helped.

Idaho confronted its own economic challenges, but its growth continues. Even in difficult times, Idaho’s diverse economy outperforms the national economy. Upswings in manufacturing orders, consumer confidence, housing starts, and the stock market signal that better times are coming. Because the steadier service industries are growing faster than manufacturing, we expect the 2002 economic rebound to be modest.

Two years ago, we suggested investors “reposition financial assets from the high-priced stock markets to a core investment holding in tax-exempt bonds.” Our advice was correct and for the coming year we continue to recommend a balanced asset allocation that combines bonds with common stocks.

We invite you to again review the advantages of the Idaho Tax-Exempt Fund, including current income free from Idaho and federal income taxes, a diversified quality bond portfolio, useful services, low expenses, and continuous supervision by professional managers. We welcome your comments and suggestions. Only with your help can we be certain that we are meeting your investment needs — our primary objective.

Nicholas Kaiser,	Phelps McIlvaine,
President	Vice President, Portfolio Manager

January 4, 2002

Morningstar Mutual Funds has awarded Idaho Tax-Exempt Fund a "4-star" rating as of November 30, 2001. The Morningstar rating is a widely respected measure of historical risk-adjusted performance. The ratings are subject to change each month, and are calculated from a fund's 3 and 5-year average annual returns with sales charge adjustments (if any), and a risk factor that reflects performance relative to 3-month Treasury Bill returns. Twenty percent of the funds in a Morningstar investment category receive four stars, the second-highest rating. The adviser has waived a portion of its fee in past years, resulting in higher returns. Naturally, past performance may not indicate future results.

INVESTMENTS
Rating*	Issuer	Coupon/Maturity	Face Amount	Market Value
Airport Parking (3.4%)
AAA	Boise City Airport Revenue COP	5.40% due 8/1/2011	$215,000	$224,202
Electric Power (2.6%)
AAA	Idaho Falls Electric Revenue	6.75% due 4/1/2019	160,000	175,304
General Obligations (48.9%)
AA-	Ada & Canyon Counties	5.50% due 7/30/2011	175,000	191,170
	JSD #2 Meridian	5.50% due 7/30/2015	100,000	109,060
AAA	JSD #3 Kuna	4.65% due 7/30/2015	100,000	99,550
	"	4.80% due 7/30/2017	175,000	173,810
AAA	Adams County GO	5.00% due 8/1/2014	110,000	111,089
A+	Bannock County GO Jail	5.05% due 9/1/2012	95,000	97,043
A	Bannock County SD #25	4.90% due 8/1/2009	90,000	93,240
	"	5.25% due 8/1/2016	110,000	112,079
AAA	Bingham County SCD #55	5.00% due 8/1/2009	200,000	213,480
AA-	Boise City Revenue Bonds	5.10% due 2/1/2011	110,000	113,410
AAA	Boise City GO ISD	5.50% due 7/30/2011	95,000	99,256
AA-	"	5.50% due 7/30/2016	150,000	157,350
A	Boise County SD #73	5.15% due 7/31/2010	125,000	130,318
AAA	Caldwell, Idaho GO	5.30% due 5/15/2014	150,000	159,030
AAA	Canyon County SD #132	5.40% due 7/30/2011	195,000	202,742
	"	5.40% due 7/30/2012	100,000	103,700
A	Canyon County SD #135 Notus
	Series 1994	6.00% due 8/1/2007	50,000	50,001
AAA	Cassia, Twin Falls JSD #151	5.10% due 8/1/2009	90,000	96,120
	"	5.375% due 8/1/2013	85,000	90,491
	"	5.375% due 8/1/2015	75,000	79,695
AAA	Clark County ID SCD #161 Dubois	5.00 % due 8/1/2015	270,000	280,908
AAA	Kootenai County SD #273	5.00% due 7/30/2016	70,000	70,529
AAA	Kuna Sch/Comm Library District	4.90% due 8/1/2013	75,000	76,290
AAA	Meridian ID Free Library District	5.00% due 8/1/2015	200,000	202,120
AAA	Power & Cassia Co.s JSD #381	5.25% due 8/1/2012	60,000	64,215
AAA	Teton County SD #401 GO	5.50% due 8/1/2012	75,000	78,427
	SUB-TOTAL		3.130,000	3,255,123
Housing (4.7%)
AA	Idaho Housing Authority
	Single Fam Mortgage, B-1	6.85% due 7/1/2012	80,000	82,720
AA	Idaho Housing Authority
	Refunding Series A	6.15% due 7/1/2024	140,000	145,832
AA+	Idaho Housing Authority
	Single Fam Mort Mezz-E-1	6.60% due 7/1/2011	55,000	56,987
AA	Idaho Housing Authority
	Single Fam Mort Rev Ser B1	8.00% due 1/1/2020	10,000	10,308
AA	Idaho Housing Authority
	Single Fam Mort SR Series C1	7.70% due 7/1/2017	15,000	14,938
	SUB-TOTAL		300,000	310,622
Medical/Hospitals (4%)
AAA	Idaho Health Facility Auth. Ref.
	Holy Cross	5.25% due 12/1/2014	80,000	82,557
AAA	Idaho Health Facility Auth. Corp.
	Holy Cross Sys Corp Rev	5.00% due 12/1/2022	155,000	114,114
AAA	Idaho Health Facility
	Holy Cross Rev Refunding	5.25% due 12/1/2011	65,000	68,481
	SUB-TOTAL		260,000	265,315
Real Estate (6%)
AAA	Idaho State Bldg Authority Series C	5.70% due 9/1/2007	100,000	103,890
AAA	Idaho State Building Authority	5.00% due 9/1/2021	100,000	98,950
A	Jerome Urban Renewal District	5.40% due 9/1/2013	200,000	198,992
			400,000	401,832
Roads (2.2%)
A	Payette L.I.D. #89-1	7.60% due 5/1/2005	30,000	30,004
A	Post Falls, Kootenai County	7.75% due 4/15/2002	20,000	19,957
	L.I.D. #91-1	7.95% due 4/15/2003	20,000	19,963
	"	7.95% due 4/15/2004	20,000	19,963
	L.I.D. #91-4	7.95% due 4/15/2005	20,000	19,963
	"	7.95% due 4/15/2006	20,000	19,963
	"	7.95% due 4/15/2007	20,000	19,963
	SUB-TOTAL		150,000	149,776
State Education (11.7%)
AAA	Boise State University
	Student Univ. & Housing Sys.	5.10% due 4/1/2014	300,000	307,860
AAA	Idaho State University
	Student Fee Revenue	4.90% due 4/1/2017	150,000	148,530
AAA	University of Idaho
	Student Fee Revenue-Elmwood Apts.	5.25% due 4/1/2014	120,000	125,448
AAA	University of Idaho
	Student Fee Revenue	5.60% due 4/1/2015	185,000	193,954
	SUB-TOTAL		755,000	775,792
Sewer (2%)
A	Troy, Sewer Revenue	7.40% due 2/1/2002	10,000	9,956
	"	7.50% due 2/1/2003	10,000	9,956
	"	7.60% due 2/1/2004	10,000	9,968
	"	7.70% due 2/1/2005	15,000	14,957
	"	7.80% due 2/1/2006	15,000	14,965
	"	7.90% due 2/1/2007	15,000	14,970
	"	8.00% due 2/1/2008	15,000	14,973
	"	8.00% due 2/1/2009	20,000	19,969
	"	8.00% due 2/1/2010	20,000	19,971
	SUB-TOTAL		130,000	129,685
Urban Renewal (5.4%)
AAA	Boise City Idaho Urban Renewal	5.875% due 8/15/2025	190,000	202,084
AA	Pocatello Idaho Development Authority	5.15% due 3/1/2011	150,000	158,971
	SUB-TOTAL		340,000	361,055
Water Supply (5.8%)
AAA	Ketchum Water Revenue	4.75% due 9/1/2013	60,000	60,171
A	McCall Water Rev., Series 1994	6.25% due 9/1/2008	200,000	215,658
A	McCall Water Revenue	6.375% due 9/1/2014	70,000	73,937
A	Ucon Water & Sewer Rev. Refunding	7.75% due 12/1/2002	35,000	35,460
	SUB-TOTAL		365,000	385,226

Total Investments (96.7%)		(Cost = $6,261,604)	$6,205,000	6,433,932
Other Assets (net of liabilities) (3.3%)				216,226
Total Net Assets (100%)				$6,650,158
* These unaudited bond ratings reflect the adviser's current rating of each bond, as determined using Standard & Poor's and Moody's ratings.

Average Annual Total Returns

1 year	5 years	10 years
4.16%	4.82%	5.43%
Performance data for calendar years ended 12/31/2001.

FINANCIAL HIGHLIGHTS

Selected data per share of capital stock outstanding throughout the year:

		Year ended November 30,
		2001	2000	1999	1998	1997
Net asset value at beginning of year		$5.13	$5.01	$5.36	$5.28	$5.25
	Income from investment operations
	Net investment income	0.22	0.23	0.24	0.25	0.26
	Net gains or losses on securities (both realized and unrealized)	0.15	0.12	(0.35)	0.12	0.03
Total from investment operations		0.37	0.35	(0.11)	0.37	0.29
	Less distributions
	Dividends (from net investment income)	(0.22)	(0.23)	(0.24)	(0.25)	(0.26)
	Distributions (from capital gains)	-	-	-	(0.04)	-
Total distributions		(0.22)	(0.23)	(0.24)	(0.29)	(0.26)

Net asset value at end of year		$5.28	$5.13	$5.01	$5.36	$5.28

Total Return		7.40%	7.28%	(2.18)%	7.27%	5.69%

Ratios / Supplemental Data
Net assets ($000), end of year		$6,650	$5,628	$6,151	$6,264	$5,255
Ratio of gross expenses to average net assets*		0.79%	0.80%	0.80%	0.76%	0.80%
Ratio of net investment income to average net assets		4.21%	4.69%	4.55%	4.69%	4.99%
Portfolio turnover rate		13%	14%	13%	23%	20%

* For each of the above years, all or a portion of the expenses were waived. If these costs had not been waived, the resulting increase to the ratio of expenses to average net assets would be .11%, .14%, .05%, .07%, and .16%, respectively.

STATEMENT OF ASSETS AND LIABILITIES

As of November 30, 2001
Assets
	Investments (cost $6,261,604)		$6,433,932
	Cash		114,652
	Interest Receivable		110,693
	Insurance Reserve Premium		2,473
		Total Assets		$6,661,750
Liabilities
	Other Liabilities		11,592
		Total Liabilities		11,592

Net Assets				$6,650,158

Fund Shares Outstanding				1,258,648

Analysis of Net Assets
	Paid in Capital (unlimited shares authorized, without par value)		6,516,590
	Undistributed net investment income		245
	Accumulated net realized loss on investments		(39,005)
	Unrealized net appreciation to Fund shares outstanding		172,328
		Net Assets applicable to Fund shares outstanding		$6,650,158
Net Asset Value, Offering and Redemption price per share				$5.28

(The accompanying notes are an integral part of these financial statements)

STATEMENT OF OPERATIONS

For the year ended November 30, 2001

Investment income
	Interest income		$320,204
	Amortization of bond premium		(9,914)
	Accretion		680
		Gross investment income		$311,690

Expenses
	Investment advisor and administration fee		30,957
	Professional fees		10,244
	Shareholder service fee		3,750
	Meetings		3,057
	Printing and postage		2,194
	Insurance		2,145
	Custodian fees		1,623
	Miscellaneous expenses		1,039
	Filing and registration fees		731
	Total gross expenses		55,740
		Less: Advisor fees waived	(5,310)
		Less: Custodian fees waived	(1,623)
	Net expenses			48,807
		Net investment income		262,883
Net realized gain on investments
	Proceeds from sales		761,976
	Less: cost of securities sold based on identified cost		728,406
		Realized net loss		33,570
Unrealized gain on investments
	End of year		172,328
	Beginning of year		33,131
		Increase in unrealized gain for the year		139,197
		Net realized and unrealized gain on investments		172,767
Net increase in net assets resulting from operations				$435,650

(The accompanying notes are an integral part of these financial statements)

STATEMENT OF CHANGES IN NET ASSETS
		Year ended	Year ended
		Nov. 30, 2001	Nov. 30, 2000
INCREASE IN NET ASSETS
From Operations
	Net investment income	$262,883	$262,487
	Net realized gain (loss) on investments	33,570	(71,423)
	Net increase in unrealized appreciation	139,197	197,204
	Net increase in net assets from operations	435,650	388,268

Dividends to shareowners from
	Net investment income	(262,974)	(262,550)

Fund share transactions
	Proceeds from sales of shares	1,150,800	485,456
	Value of shares issued in reinvestment of dividends	213,038	214,861
		1,363,838	700,317
	Cost of shares redeemed	(514,250)	(1,350,100)
	Net increase (decrease) in net assets from share transactions	849,588	(649,783)
Total increase (decrease) in net assets		$1,022,264	(524,065)

NET ASSETS
	Beginning of year	5,627,894	6,151,959
	End of year	$6,650,158	$5,627,894

Shares of the fund sold and redeemed
	Number of shares sold	218,964	96,797
	Number of shares issued in reinvestment of dividends	40,308	42,755
		259,272	139,552
	Number of shares redeemed	(97,226)	(270,432)
Net increase (decrease) in number of shares outstanding		162,046	(130,880)

(The accompanying notes are an integral part of these financial statements)

DISCUSSION of FUND PERFORMANCE
(unaudited)

FISCAL YEAR 2001
For the year ending November 30, 2001, Idaho Tax-Exempt Fund returned shareowners 7.40%, the second consecutive year over seven percent. With interest rates falling, bond investments easily outperformed most stock portfolios in both 2000 and 2001. Since its inception in 1987, the Fund has provided shareowners a 6.03% average annual total return. At November 30, 2001, the Fund held Morningstar’s second-best “4-star” rating (judged against 1635 Tax-Exempt Fixed Income funds).

Fund assets increased 17% to $6.6 million. As of November 30, 2001 the thirty-day SEC yield was 3.79% (net of expenses). Consistent with the our conservative style, the Fund’s share price moved in a narrow range from low ($5.13) to high ($5.41).

FACTORS AFFECTING PAST PERFORMANCE
Idaho’s municipal bond supply remains limited as strong tax receipts and project revenues reduce the need to issue bonds. Idaho’s high personal income tax creates a substantial appetite among residents for tax-exempt bonds. This imbalance between the demand for and the supply of municipal issues underlies the continuing solid performance of Idaho bonds. The bond quality of the Fund remains secure.

The Federal Reserve Bank and the US Government reacted to the national economic weakness by lowering interest rates and reducing federal income taxes. Interest rates are the lowest point in decades. Ten-year insured general obligation bonds rates fell and the insured general obligation yield curve steepened over the year. The Fund kept its average effective maturity near the short end of its six to fifteen year range and benefited from this steepening curve.

The average maturity of the Fund is an important factor affecting portfolio principal values. The Fund’s weighted average maturity is now 7.1 years, down from 8.8 years last November. Because of a “flight to quality” after September 11th, municipal bonds did not return as much the US Treasury market in 2001.

LOOKING FORWARD
The current U.S. economic recession does not mean Idaho’s diverse, robust economy is declining. Idaho non-farm employment and personal income are both expected to expand in 2002.

We expect the US economy to resume growth in the second half of 2002, inflation to remain subdued and the yield curve to flatten as a slow recovery unfolds. We do not expect a cyclical rise in rates until after the economic recovery is underway. This forecast implies several more months of favorable returns for Idaho bond investors, and positive Fund returns should continue a while longer. We expect the seven to nine year area of the yield curve to offer the best combination of risk and return for 2002 and plan to maintain average portfolio maturity in this range. Low energy prices, mortgage rates and inflation are fueling consumer spending and economic recovery. Lower federal income tax rates are reducing the relative attractiveness of municipal bonds. Eventual higher interest rates will increase the Fund’s current tax-exempt dividend income.

COMPARISON TO INDEX
The graph below compares the Idaho Tax-Exempt Fund‘s performance to the performance of the Lehman Brothers Composite Municipal Bond Index, a broad-based municipal bond market index. To be comparable, the Lehman Index data includes reinvested income (as computed by Lehman Brothers Fixed Income Research). The Fund’s return, considering its lower volatility, compares well to that of the Index.
Note that this graph compares an unmanaged, expense-free index to an actively managed fund that has transaction and operating costs. The fund stands ready to buy and sell its own securities to shareholders on a daily basis, as well as providing a wide range of services to them. Few investors are able to invest in an exact index portfolio because of the large amount of securities required to model such an index.
The graph shows that $10,000 invested in the Idaho Tax Exempt Fund ten years ago (November 1991) would have grown to $17,336 at the end of November 2001. If $10,000 could have been invested in the Lehman Brothers Composite Municipal Bond Index ten years ago, it would have grown to $19,594. The returns shown do not reflect the deduction of lower-rate capital gains taxes that a shareowner could pay on fund capital gain distributions or the redemption of fund shares for a profit.

Idaho Tax Exempt Bond Fund vs. Lehman Composite Municipal Bond Index

(graphic omitted)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization
Saturna Investment Trust, (the "Trust") was established under Washington State Law as a Business Trust on February 20, 1987. The Trust is registered as a no-load, open-end series investment company under the Investment Company Act of 1940, as amended. Four portfolios have been created to date in addition to Idaho Tax-Exempt Fund (the "Fund"). The other four portfolios distribute through a separate prospectus and the results of those funds are contained in a separate report.

Note 2 - Significant Accounting Policies
The following is a summary of the significant accounting policies followed by the Fund.

Investments:
Fixed-income securities for which there are no publicly available market quotations are valued using matrices based on maturity, quality, yield, call features and similar factors, which are compared periodically to multiple dealer bids and adjusted by the adviser under policies established by the Trustees.

The cost of securities is the same for accounting and Federal income tax purposes. Securities transactions are recorded on trade date. Realized gains and losses are recorded on the identified cost basis.

Income and Expenses:
Interest income is reduced by the amortization of bond premiums, on a constant yield-to-maturity basis from purchase date to maturity or call, as appropriate.

Interest income is increased by accretion only for bonds underwritten as original issue discounts. Market discounts are recorded as realized gains upon disposition.

Expenses incurred by the Trust on behalf of the Fund (e.g., professional fees) are allocated to the Fund and the other Funds of the Trust on the basis of relative daily average net assets. The Adviser has agreed to certain limits on expenses, as described below.

Income taxes:
The Fund has elected to be taxed as a regulated investment company under the Internal Revenue Code and distribute substantially all of its taxable net investment income and realized net gains on investments. Therefore, no provision for Federal income taxes is required. Further, the Fund intends to meet IRS requirements for tax-free income dividends, and requirements of the Idaho Department of Revenue for income dividends free of Idaho state income tax.

Dividends and distributions to shareowners:
Dividends and distributions to shareowners are recorded on the ex-dividend date. Dividends are paid daily and distributed on the last business day of each month. Shareowners electing to reinvest dividends and distributions purchase additional shares at the net asset value on the payable date.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3 - Transactions with Affiliated Persons
Under a contract approved by shareowners on October 12, 1990, Saturna Capital Corporation provides investment advisory services and certain other administrative and distribution services to conduct the Fund’s business. For such services, the Fund pays an annual fee equal to .50% of average daily net assets. For the year ended November 30, 2001, the Fund incurred advisory fee expenses of $30,957.

Saturna Capital has volunteered to waive its advisory fee to the extent that total expenses of the Fund, (excluding interest, brokerage commissions and taxes) exceeds .80% through March 31, 2002. Accordingly, for the year ended November 30, 2001, Saturna Capital waived $5,310 of the advisory fee.

In accordance with the Fund’s agreement with its custodian, National City Bank of Indiana, for the year ended November 30, 2001, custodian fees incurred by the Fund amounted to $1,623. The custodian waived its fees for earnings credits.

One trustee is also a director and officer of Saturna Capital Corporation.

The Trust acts as a distributor of its own shares, except in those states in which Investors National Corporation (a subsidiary of Saturna Capital Corporation) is itself registered as a broker-dealer and acts as distributor without compensation. Saturna Capital Corporation acts as shareowner servicing agent for the Fund, for a monthly fee plus certain expenses. For the year ended November 30, 2001, the Fund paid such a fee of $3,750.

Unaffiliated trustees receive a fee of $100 per meeting attended, allocated pro-rata to the five Funds of Saturna Investment Trust. On November 30, 2001, the trustees, officers and their immediate families as a group owned 0.1% of the outstanding shares of the Fund.

Note 4 - Federal Income Taxes
At November 30, 2000, Idaho Tax-Exempt had capital loss carryforwards of $72,925, of which $1,502 expires in 2007 and $71,423 expires in 2008, subject to regulation. Prior to their expiration, such loss carryforwards may be used to offset future net capital gains realized for federal income tax purposes.

Note 5 - Investments
At November 30, 2001, the net unrealized appreciation of investments for the Fund of $172,328 comprised gross unrealized gains of $179,486 and gross unrealized losses of $7,158, and cost for federal income tax purposes was $6,261,604.

During the year ended November 30, 2001, the Fund purchased $1,771,197 of securities and sold / matured $761,976 of securities.

REPORT of
INDEPENDENT ACCOUNTANTS

To the Shareowners and Board of Trustees
Idaho Tax-Exempt Fund

We have audited the accompanying statement of assets and liabilities of the Idaho Tax-Exempt Fund, a series of shares of the Saturna Investment Trust, including the schedules of investments as of November 30, 2001, and the related statements of operations for the year then ended, the changes in net assets for each of the two years then ended, and the financial highlights for the five years then ended. These financial statements and financial highlights are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of November 30, 2001, by correspondence with the custodian. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Idaho Tax-Exempt Fund as of November 30, 2001, the results of its operations for the year then ended, the changes in net assets for each of the two years then ended, and the financial highlights for each of the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

/s/ signature
Tait, Weller & Baker

December 13, 2001

Privacy Statement

At Saturna Capital, we understand the importance of maintaining the privacy of your financial information. To that end, we want to insure that we protect the confidentiality of any personal information you share with us.

We collect personal information about you from information we receive from you on applications and other forms and from transactions or trades placed with us. Please be assured that except to administer a transaction with an affiliated third party upon your request, we do not disclose any personal information about our customers, or our former customers, to anyone, except as may be required by law. We maintain our own technology resources to minimize the use of outside service providers.

Additionally, Saturna Capital restricts access to personal information about you to those employees who need to know that information to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your personal information. If you have further questions or concerns about the security or privacy of the information we receive from you, please call us at 1-888/732-6262.

Web: http://www.saturna.com
E-mail: idaho@saturna.com

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Mutual Funds

1300 N. State Street
Bellingham, WA 98225-4730
1-800/SATURNA
(1-800/728-8762)

1-888/732-6262 for automated assistance,
including fund prices

This report is issued for the information of the shareowners of the Fund. It is not authorized for distribution to prospective investors unless it is accompanied or preceded by an effective prospectus relating to the securities of the Fund. Idaho Tax-Exempt Fund is a series of Saturna Investment Trust.

(graphic omitted) I D A H O Tax-Exempt Fund Annual Report November 30, 2001